Exhibit 99.1

JinkoSolar Schedules 2016 Annual General Meeting to be Held on December 26, 2016

SHANGHAI, November 24, 2016 / PRNewswire/ -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a global leader in the PV industry, today announced that it will hold its 2016 annual general meeting on Monday, December 26, 2016 at 10:00 a.m. (Beijing time) at 9F, Jinko Building, 99 Shouyang Road, Jingan District, Shanghai, China, for the following purposes:

•	To re-elect Mr. Kangping Chen as a director of the Company;
•	To re-elect Mr. Xianhua Li as a director of the Company;
•	To ratify the appointment of PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company for the fiscal year of 2016;
•	To authorize the directors of the Company to determine the remuneration of the auditors;
•	To authorize each of the directors of the Company to take any and all action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit;
•	To receive and consider the audited financial statements and the report of the auditors for the year ended December 31, 2015, and the report of the board of directors; and
•	To act upon such other matters as may properly come before our annual general meeting or any adjournment or postponement thereof.

Only shareholders of record at the close of business on November 25, 2016 (New York time) are entitled to receive notice of and to vote at the Company’s annual general meeting or any adjournment or postponement thereof.

The notice of the Company’s annual general meeting and the Company's 2015 Annual Report, containing the complete audited financial statements and the report of auditors for the year ended December 31, 2015, together with the report of directors, are available on the Investor Relations Section of the Company’s website at www.jinkosolar.com.

The Company will provide to all holders of its ordinary shares, upon request, a hard copy of the Company’s 2015 Annual Report and the report of the directors free of charge.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is a global leader in the solar industry. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 4.5 GW for silicon ingots and wafers, 3.7 GW for solar cells, and 6.5 GW for solar modules, as of September 30, 2016.

JinkoSolar has over 15,000 employees across its 6 productions facilities in Jiangxi, Zhejiang and Xinjiang Provinces, China, Malaysia, Portugal and South Africa, 16 oversea subsidiaries in Japan (2), Singapore, India, Turkey, Germany, Italy, Switzerland, Spain, United States, Canada, Mexico, Brazil, Chile, Australia and South Africa. 18 global sales offices in China (2), United Kingdom, Bulgaria, Greece, Romania, United Arab Emirates, Jordan, Saudi Arabia, Kuwait, Egypt, Morocco, Ghana, Kenya, Costa Rica, Colombia, Brazil and Mexico.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Mr. Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5183-3056

Email: ir@jinkosolar.com

Mr. Christian Arnell

Christensen, Beijing

Tel: +86 10 5900 2940

Email: carnell@christensenir.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona
Tel: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com